NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, LLC, a Delaware limited liability company (the “Manager”) and Winslow Capital Management, LLC, a Minnesota limited liability company (the “Sub-Adviser”) have entered into Sub-Advisory Agreements and continued to August 1, 2023, pursuant to which the Sub-Adviser furnishes investment advisory services to the funds listed below; and

WHEREAS, pursuant to the terms of the Agreements, the Agreements shall continue in force from year to year after the initial effective period, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of the Nuveen Funds, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreements with respect to each Portfolio until August 1, 2024, in the manner required by the Investment Company Act of 1940.

Dated as of July 31, 2023

NUVEEN FUND ADVISORS, LLC

Fund in Nuveen Investment Trust II	Effective Date of Sub- Advisory Contract
Nuveen Winslow Large-Cap Growth ESG Fund	10-1-14
Fund in NuShares ETF Trust
Nuveen Winslow Large-Cap Growth ESG ETF	7-26-21
Closed-End Fund
Nuveen Multi-Asset Income Fund (NMAI)	9-24-21